3/30

05006901

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Golden Raven Resources

*CURRENT ADDRESS

PROCESSED

MAR 3 1 2005

THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2897 FISCAL YEAR 9-30-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 3/30/05

GOLDEN RAVEN RESOURCES LTD.

Management's Discussion and Analysis
Year Ended September 30, 2004

The following discussion and analysis of Golden Raven Resources Ltd. ("Golden Raven" or the "Company") financial condition and results of operation should be read in conjunction with the Company's financial statements, including the notes thereto, for the financial year months ended September 30, 2004 which have been prepared in accordance with Canadian generally accepted accounting principles. It includes information relevant up to January 28, 2005.

Additional information, may be found in the Company's disclosure record that can be found on SEDAR at www.sedar.com. The following may contain certain forward-looking statements that are based on reasonable assumptions and beliefs of the management of Golden Raven. Such forward-looking statements involve a number of known and unknown risks and uncertainties inherent to the business of mineral exploration. Readers are cautioned not to place undue reliance on these forward-looking statements and readers are advised to consider such forward-looking statements in light of the risks set forth in this document.

Dollar amounts herein refer to Canadian dollars unless otherwise stated.

Overview

The Company is a junior natural resource company seeking opportunities in the exploration for and development of natural resource properties including oil and gas, coal and other minerals. The Company has one wholly-owned subsidiary, Golden Raven of America, Inc. Golden Raven of America, Inc. was incorporated on March 19, 2004 under the laws of the state of Delaware to assist in the Company's future operations in the United States and has no operations to date.

Overall Performance

During the year ended September 30, 2003 management of the Company was examining various business opportunities in the resource field. On June 19, 2003 the Company signed a letter of intent regarding the acquisition of certain oil and gas and coal mineral leases in the state of Kentucky. On February 16, 2004, the Company entered into an agreement to purchase mineral leases comprised of 15,000 acres located in Breathitt County, Kentucky (the "Kentucky Properties") for a total purchase price of US$295,000 of which US$75,000 was paid. During the first half of the fiscal year 2004 the Company was engaged in the due diligence process in the respect of the Kentucky properties and in arranging suitable financing for the transaction. On August 31, 2004, the agreement was terminated because certain time constraints under the agreement were exceeded. The US$75,000 (CDN$99,793) paid pursuant to the terms of the agreement has been written off.

As the Company does not have a revenue producing property or operations, the Company is unable to meet Tier 2 TSX Venture Exchange (the "Exchange") minimum maintenance requirements and effective on October 14, 2003 the Company's listing was transferred to the NEX Board of the Exchange. The NEX Board is the board of the Exchange for companies that have not maintained the minimum maintenance requirements for listing on Tier 2 of the Exchange.

During the second half of 2004 fiscal year, the Company's efforts were focused on raising money for due diligence and operating capital and locating a suitable oil and gas project.

Subsequent to year end, the Company successfully negotiated a private placement and a shares for debt settlement with respect to US$70,000 of debt accrued in respect to the due diligence process in respect to the Kentucky properties. It is the Company's intent to become involved in the oil and gas industry in a substantial way and the Company is looking to strengthen its Board of Directors as well as the management team not only to satisfy regulatory and corporate governance requirements, but also to build a team of people with the vision, expertise, financial and business acumen, and the capacity and determination to increase shareholder value.

Selected Annual Information

The following table provides certain financial data derived from the Company's financial statements for each of the three most recently completed financial years:

	September 30, 2004	**September 30, 2003**	**September 30, 2002**
Total Revenues	--	--	--
Net Loss	$ (225,580)	$ (172,975)	$ (120,102)
Net Loss on a Per-Share Basis[1]	$ (0.03)	$ (0.02)	$ (0.01)
Total Assets	$ 5,617	$ 39,319	$ 1,152

1. Diluted loss per share has not been presented separately as the outstanding stock options and warrants are anti-dilutive

Net Losses increased in each of the fiscal years 2004 and 2003 as the result of increased expenses in relation to the due diligence process in finding a suitable resource properties and the terminated acquisition of the Kentucky Properties. Total assets increased to $39,319 during fiscal 2003 due to a $33,650 (US$25,000) initial deposit toward the formal agreement in respect of the Kentucky Properties. This deposit, together with an additional $66,133 paid, was written off in fiscal 2004 as a result of upon the termination of the agreement to acquire the Kentucky Properties.

Results of Operations

The Company is in the process of exploring opportunities in the oil and gas industry but has not yet committed to a specific project. The Company did not generate revenues in the years ended September 30, 2004, 2003 or 2002. During this time the Company incurred administrative expenses of $120,102 in fiscal 2002, increasing to $172,975 in fiscal 2003 and $225,580 in fiscal 2004. This increase is in part a result of increased accounting and legal fees in relation to the terminated acquisition of the Kentucky Properties and, in fiscal 2004 the write of $99,793 (US$75,000) of payments made in respect of the Kentucky Properties.

Increases in expenses related to the Kentucky Properties were partially offset in fiscal 2004 by a decrease in management fees from $60,000 accrued in each of fiscal 2003 and 2002 to $30,000 accrued to a officer and director of the Company. This decrease was required upon transfer to the NEX Board of the Exchange, as NEX policies limit management fees to $2,500 per month.

Quarterly Information

The following table presents selected financial information for the eight most recently completed financial quarters:

	Sept. 30, 2004	June 30, 2004	March 31, 2004	Dec. 31., 2003	Sept. 30, 2003	June 30, 2004	March 31, 2003	Dec. 31, 2002
Total Revenue	--	7,197	--	--	--	--	--	--
Net Loss	(130,636)	(52,477)	(30,372)	(12,099)	(87,827)	(23,381)	(32,749)	(29,309)
Net Loss Per Share[(1)]	(0.02)	(0.01)	(0.01)	0.00	(0.01)	(0.01)	(0.01)	0.00

1. Diluted loss per share has not been presented separately as the outstanding stock options and warrants are anti-dilutive

The Company did not generate revenues during the eight most recently completed financial quarters except for a gain on foreign exchange of $7,197 recorded in the three months ended June 30, 2004.

Net Loss in the quarter ended September 30, 2004 increased significantly to $130,636 as the Company wrote off its investment in the Kentucky Properties.

Liquidity and Capital Resources

As at September 30, 2004 the working capital deficit of the Company was $406,571 an increase from $254,966 as at September 30, 2003 and $166,391 as at September 30, 2002. Increases in the working capital deficit during this period are mostly attributed to increases in liabilities which were $412,188 as at September 30, 2004 compared to a $260,635 at fiscal 2003 year end and $167,543 at fiscal 2002 year end. Liabilities for the year ended September 30, 2004 include $220,571 owed to related parties (compared to $136,051 for fiscal 2003 and $65,040 for fiscal 2002) and $63,793 owed to shareholders (compared to $42,308 for fiscal 2003 and $16,465 for fiscal 2002). These increases are a result of advances from shareholders and related parties to fund the ongoing search for a suitable protect.

Amounts due to shareholders and related parties bear no interest and have no stated terms of repayment other than a promissory note of $12,978 bearing interest at 6 percent per annum which is due on demand.

During the year ended September 30, 2003 the Company sold a total of 1,114,500 special warrants at a price of $0.10 per special warrants for gross proceeds of $111,450. Each special warrant, upon exercise entitled the holders thereof to a common share for no additional consideration and a share purchase warrants entitling the holder to purchase an additional common share a price of $0.12 per share. During the year ended September 30, 2004, 1,114,500 common shares were issued on the exercise of the special warrants. In addition, 100,000 share purchase warrants were exercised for gross proceeds of $12,000.

During the year ended September 30 2004 the Company received gross proceeds of $28,325 from the exercise of options to purchase shares that were previously granted to directors and officers of the Company. In addition the Company received $6,600 from the exercise of options in the previous fiscal year and $81,650 in fiscal 2002. Subsequent to the year ended September 30, 2004, 232,500 options were exercised for proceeds of $25,575. In fiscal 2002 the Company received proceeds of $28,000 from the exercise of share purchase warrants.

Subsequent to the year ended September 30, 2004 the Company completed a private placement of 2,845,000 units (each a "Unit") at $0.12 (US$0.10) per Unit for gross proceeds of approximately $341,400. Each Unit consisted of one common share and a share purchase warrant entitling the holder thereof to purchase an additional common share at an exercise price of $1.20 (US$1.00) for a one-year period. As well, the Company settled US$70,000 of debts with the issuance of 700,000 Units.

Continued operations of the Company are dependent on the Company's ability to receive continued financial support, complete equity financings, or generate profitable operations in the future. Management anticipates that an equity financing will be required to provide sufficient funds to finance the projects it will pursue.

Outstanding Capital

As at January 28, 2005, the Company has authorized capital consisting of 100,000,000 common shares without par value of which 13,404,971 were issued and outstanding and 100,000,000 preference shares with a par value of $1.00 each of which there are no shares issued and outstanding and of which 1,328,250 are designated Series A shares.

The Company also had outstanding as at September 30, 2004, 232,500 director and employee incentive stock options, exercisable at a price of $0.11 per share, that were granted on October 23, 2002 pursuant to the Company's incentive stock option plan (the "Plan"). As of the date hereof there are 1,067,194 common shares reserved for issuance under the Plan equal to 7.9% of the currently issued and outstanding shares of the Company. There are currently no options granted and outstanding. The Company is seeking shareholder approval to an amendment to the Plan whereby a maximum of 10% of the issued and outstanding shares of the Company are to be reserved at any time for issuance on the exercise of stock options.

Related Party Transactions

During the year ended September 30, 2004 the Company entered into the following transactions with related parties:

1. Paid or accrued management fees of $30,000 (September 30, 2003 - $60,000) to a company controlled by a director of the Company.

2. A Promissory Note payable to a director of the Company in the amount of $12,978. This amount bears interest at 6% per annum and is due on demand.

3. Paid or accrued legal fees of $16,121 (September 30, 2003 - $50,160) to a law firm of which a director of the Company is a principal.

4. Paid salaries of $17,327 (September 30, 2003 - $16,626, and September 30, 2002 - $19,031) to a party related to an officer of the Company.

Amounts due to related parties consist of balances owing at September 30, 2004 of $$220,571 (compared to $136,051 for fiscal 2003 and $65,040 for fiscal 2002) and $63,793 owed to shareholders (compared to $42,308 for fiscal 2003 and $16,465 for fiscal 2002. Amounts due to shareholders and related parties bear no interest and have no stated terms of repayment other than the promissory note of $12,978 bearing interest at 6 percent per annum which is due on demand.

Fourth Quarter

The Company continued its search for opportunities in the oil and gas industry during the three months ended September 30, 2004 but did not commit to a specific project. Expenses increased due to the write off of the Company's $99,793 investment in the Kentucky Properties.

Changes in Accounting Policies

The consolidated financial statements include the accounts of the Company and Golden Raven of America, Inc., its wholly-owned subsidiary.

Effective 2004, the Company began accounting for stock options granted to directors, employees and consultants using the fair value method. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model charged to earnings over the vesting period with a corresponding increase in contributed surplus. Upon exercise of the stock options, consideration received is recorded as an increase to capital stock. In prior periods, the Company employed the settlement method to value stock options granted to employees. This change has been applied prospectively.

Additional Disclosure for Venture Issuers

The Company currently seeking opportunities in the exploration for and development of natural resource properties including oil and gas, coal and other minerals. The Company does not at this time have revenue producing properties or revenues. Its administrative expenses for the last two most recently completed year end are as follows:

	Year End September 30, 2004	Year End September 30, 2003
Write of resource property	$ 99,793	$ --
Professional Fees	58,630	63,334
Management Fees	30,000	60,000
Salaries and Benefits	17,328	16,626
Office	13,145	9,053
Regulatory and transfer agent fees	6,010	11,798
Travel and Promotion	2,662	7,269
Interest	1,932	0
Shareholder relations		2,500
Foreign exchange (gain) loss	(3,920)	2,395
	$ 225,580	**$ 172,975**

SmytheRatcliffe
CHARTERED ACCOUNTANTS

GOLDEN RAVEN RESOURCES LTD.

Consolidated Financial Statements
September 30, 2004 and 2003
(Canadian Dollars)

A Member of PKF International

SmytheRatcliffe.com

7th Floor, Marine Building

355 Burrard Street

Vancouver, B.C. V6C 2G8

SmytheRatcliffe
CHARTERED ACCOUNTANTS

facsimile: 604.688.4675

telephone: 604.687.1231

AUDITORS' REPORT

TO THE SHAREHOLDERS OF GOLDEN RAVEN RESOURCES LTD.

We have audited the consolidated balance sheets of Golden Raven Resources Ltd. as at September 30, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. Accounting principles generally accepted in Canada differ in certain significant respects from accounting principles generally accepted in the United States of America and are discussed in note 10 to the financial statements.

"Smythe Ratcliffe"

Chartered Accountants

Vancouver, Canada
January 14, 2005

COMMENTS BY AUDITORS FOR U.S. READERS

In the United States of America, reporting standards for auditors requires the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going-concern, such as described in note 2 to the financial statements. Our report to the shareholders' dated January 14, 2005, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

"Smythe Ratcliffe"

Chartered Accountants

Vancouver, Canada
January 14, 2005

GOLDEN RAVEN RESOURCES LTD.
Consolidated Balance Sheets
September 30
(Canadian Dollars)

		2004		2003
Assets				
Current				
Cash	$	1,203	$	649
GST receivable		3,164		5,020
Prepaid expenses		1,250		0
		5,617		5,669
Deposit on Resource Properties (notes 5 and 10)		0		33,650
	$	5,617	$	39,319
Liabilities				
Current				
Notes payable (note 6)	$	79,032	$	0
Accounts payable and accrued liabilities		48,792		82,276
Due to related parties (note 8)		220,571		136,051
Due to shareholders (note 8)		63,793		42,308
		412,188		260,635
Capital Stock and Deficit				
Capital Stock (note 7)		4,808,511		4,656,736
Special Warrants (note 7)		0		111,450
Deficit		(5,215,082)		(4,989,502)
		(406,571)		(221,316)
	$	5,617	$	39,319

Approved on behalf of the Board:

.... Director
William McKee

.... Director
Craig Thomas

See notes to consolidated financial statements.

GOLDEN RAVEN RESOURCES LTD.
Consolidated Statements of Operations and Deficit
Years Ended September 30
(Canadian Dollars)

	2004	2003
Administrative Expenses		
Write-off of resource property	$ 99,793	$ 0
Professional fees	58,630	63,334
Management fees	30,000	60,000
Salaries and benefits	17,328	16,626
Office	13,145	9,053
Regulatory and transfer agent fees	6,010	11,798
Travel and promotion	2,662	7,269
Interest	1,932	0
Shareholder relations	0	2,500
Foreign exchange (gain) loss	(3,920)	2,395
Net Loss for Year	(225,580)	(172,975)
Deficit, Beginning of Year	(4,989,502)	(4,816,527)
Deficit, End of Year	$ (5,215,082)	$ (4,989,502)
Net Loss Per Share	$ (0.03)	$ (0.02)
Weighted Average Number of Common Shares Outstanding	8,622,923	8,104,927

See notes to consolidated financial statements.

GOLDEN RAVEN RESOURCES LTD.
Consolidated Statements of Cash Flows
Years Ended September 30
(Canadian Dollars)

	2004	2003
Operating Activities		
Net loss	$ (225,580)	$ (172,975)
Item not involving cash		
Write-off of resource property	99,793	0
Operating Cash Flow	(125,787)	(172,975)
Changes In Non-Cash Working Capital		
GST receivable	1,856	(3,868)
Accounts payable and accrued liabilities	(33,484)	67,249
Notes payable	79,030	0
Due to related parties	84,520	0
Prepaid expenses	(1,250)	0
	130,672	63,381
Cash Provided by (Used In) Operating Activities	4,885	(109,594)
Investing Activity		
Acquisition of resource property	(66,143)	(33,650)
Financing Activities		
Issuance of special warrants	0	111,450
Issuance of common shares	40,325	6,600
Advances from shareholder	21,487	25,843
Cash Provided by Financing Activities	61,812	143,893
Inflow of Cash	554	649
Cash, Beginning of Year	649	0
Cash, End of Year	$ 1,203	$ 649

See notes to consolidated financial statements.

(Canadian Dollars)

1. OPERATIONS

The Company is a junior natural resource company incorporated under the laws of British Columbia, Canada. The Company's operations consist of examining various opportunities in the exploration for and development of natural resource properties (oil and gas, coal and other minerals).

2. GOING-CONCERN

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles on a going-concern basis. This presumes funds will be available to finance on-going development, operations and capital expenditures, and the realization of assets and the payment of liabilities in the normal course of operations for the foreseeable future.

The Company has no capital resources presently available to meet obligations that normally can be expected to be incurred by similar companies. The Company has a working capital deficiency of $406,571 at September 30, 2004 ($254,966 at September 30, 2003) and has an accumulated deficit of $5,215,082 (2003 - $4,989,502). These factors raise substantial doubt about the Company's ability to continue as a going-concern and is dependent on its ability to obtain and maintain an appropriate level of financing on a timely basis and to achieve sufficient cash flows to cover obligations and expenses. Management is continuously working to obtain financing. The outcome of these matters cannot be predicted. These financial statements do not give effect to any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue its operations as a going-concern.

3. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

These consolidated financial statements include the accounts of the Company and Golden Raven of America, Inc., a wholly-owned subsidiary. The subsidiary had no operations during the year ended September 30, 2004. Golden Raven of America Inc. was incorporated during 2004 in the State of Delaware to assist in the Company's future operations in the United States of America.

(b) Investments in and expenditures on resource properties

Acquisition costs of resource properties rights and options together with direct exploration and development expenditures thereon are deferred in the accounts on a property-by-property basis. The expenditures related to a property from which there is production, together with the costs of production equipment will be depleted and depreciated using the unit-of-production method based upon the estimated proven reserves. When there is no production or little prospect of further work on a property being carried out by the Company or when minerals cannot be economically removed due to the current market price of the minerals, the costs of the properties are charged to operations.

3. **SIGNIFICANT ACCOUNTING POLICIES** (Continued)

(c) Flow-through common shares

The Company finances a portion of its exploration programs with flow-through common share issues. Income tax deductions relating to these expenditures are claimable only by the investors. Proceeds from common shares issued pursuant to flow-through financings are credited to capital stock.

(d) Net loss per share

Net loss per share computations are calculated based on the weighted average number of common shares outstanding during the year. Diluted loss per share has not been presented separately as the outstanding stock options and warrants are anti-dilutive.

(e) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and would impact future results of operations and cash flows.

(f) Stock-based compensation plans

Effective 2004, the Company began accounting for stock options granted to directors, employees and consultants using the fair value method. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model charged to earnings over the vesting period with a corresponding increase in contributed surplus. Upon exercise of the stock options, consideration received is recorded as an increase to capital stock. In prior periods, the Company employed the settlement method to value stock options granted to employees. This change has been applied prospectively.

4. **FINANCIAL INSTRUMENTS**

(a) Translation risk

The Company translates transactions in US dollars into Canadian currency using rates at the date of the transactions. The exchange rate may vary from time to time.

(b) Fair value

The carrying values of cash, accounts payable and accrued liabilities, related parties, and shareholders' loans approximate their fair values because of the short maturity of these financial instruments.

(Canadian Dollars)

4. **FINANCIAL INSTRUMENTS** (Continued)

(c) Interest rate risk

The Company is not exposed to significant interest rate price risk due to the short-term maturity of its short-term monetary assets and liabilities.

5. **RESOURCE PROPERTIES**

On February 16, 2004, the Company entered into an agreement with an arm's length party in Kentucky to purchase certain mineral leases comprised of 15,000 acres located in Breathitt County, Kentucky, U.S.A. The total purchase price for these mineral leases was US $295,000 of which US $75,000 (Cdn $99,793) was paid.

On August 31, 2004, this agreement was terminated as certain terms of the agreement were not met and the US $75,000 (Cdn $99,793) was written off. The time constraints of the purchase agreement were exceeded because of the protracted process of both gathering sufficient data as well as meeting the requirements of the TSX Venture Exchange approval process (not received).

G&G Partnership, an entity engaged to be the licensed operator of the project, maintains the Company failed to perform its obligations, acted in bad faith, made misrepresentations and was negligent under the terms of the agreement, which was subject to regulatory approval (not received). This matter has not been resolved at this date. The Company views the allegations as frivolous, without foundation and has responded accordingly.

During the year, the Company raised US $430,200 from share subscriptions to help fund the Kentucky project. As a result of the agreement being terminated, the Company had to repay these amounts to the respective parties.

6. **NOTES PAYABLE**

	2004	2003
Promissory note payable, bearing interest at 7% per annum, due October 26, 2004 (paid)	$ 66,054	$ 0
Promissory note payable, bearing interest at 6% per annum, due on demand	12,978	0
	$ 79,032	$ 0

(Canadian Dollars)

7. CAPITAL STOCK

(a) Authorized

100,000,000	Common shares without par value
100,000,000	Preference shares with a par value of $1 each of which 1,328,250 are designated Series "A" shares

(b) Issued

	2004		2003	
Common shares	Number *of Shares*	*Amount*	Number *of Shares*	*Amount*
Balance, beginning of year	8,145,471	$ 4,656,736	8,085,971	$ 4,650,136
Issued during year for cash				
Exercise of share purchase options	257,500	28,325	60,000	6,600
Exercise of share warrants	1,214,500	123,450	0	0
Returned to treasury	0	0	(500)	0
	1,472,000	151,775	59,500	6,600
Balance, end of year	9,617,471	$ 4,808,511	8,145,471	$ 4,656,736

(c) Share purchase options

On October 23, 2002, the Company issued 1,600,000 director and employee incentive stock options exercisable at a price of $0.11 per share for a period of two years.

Details of the status of the Company's stock option plans are as follows:

	2004		2003	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of year	1,540,000	$ 0.11	0	$ 0.00
Granted	0	0.00	1,600,000	0.11
Exercised	(257,500)	0.11	(60,000)	0.11
Cancelled	(1,050,000)	0.11	0	0.00
Outstanding, end of year	232,500	$ 0.11	1,540,000	$ 0.11

(Canadian Dollars)

7. **CAPITAL STOCK** (Continued)

(c) Share purchase options (continued)

Subsequent to September 30, 2004, the remaining 232,500 share purchase options were exercised at $0.11 per share for gross proceeds of $25,575.

Effective October 1, 2003, the Company adopted the fair value method using the Black-Scholes option pricing model in accounting for options granted. During the year ended September 30, 2004, no options were granted; therefore, no compensation expense was recorded in the books.

During the year ended September 30, 2003, the Company applied the settlement method in accounting for its stock options granted to employees and, accordingly, no compensation expense was recorded for those options granted. Had compensation expense been determined as provided in the fair value method using the Black-Scholes option pricing model, the pro-forma effect on the Company's net loss and per share amounts for the year ended September 30, 2003 would have been as follows:

	2004	2003
Net loss, as reported	N/A	$ (172,975)
Net loss, pro-forma	N/A	$ (228,655)
Loss per share, as reported	N/A	$ (0.02)
Loss per share, pro-forma	N/A	$ (0.03)

The Company applies the fair value method using the Black-Scholes option pricing model in accounting for options granted to non-employees. During the year ended September 30, 2004, the Company did not grant any stock options to non-employees and, as a result, no additional compensation was recognized in the books of the Company.

The fair value of each option grant is calculated using the following weighted average assumptions:

	2004	2003
Expected life (years)	N/A	2.0
Interest rate	N/A	3.00%
Volatility	N/A	66.03%
Dividend yield	N/A	0.00%

(Canadian Dollars)

7. **CAPITAL STOCK** (Continued)

(d) Special warrants

On May 26, 2003, the Company announced a private placement of up to 1,500,000 special warrants ("warrants") at a price of $0.10 per warrant. Each warrant entitles the holder thereof, upon exercise and without payment of any additional consideration, to acquire one common share and one share purchase warrant. Each share purchase warrant entitles the holder thereof to purchase for a two-year period one additional common share at the price of $0.12 in the first year and $0.14 in the second year. During the year ended September 30, 2003, 1,114,500 special warrants were purchased.

During the year ended September 30, 2004, all 1,114,500 special warrants were exercised for $111,450 cash. In addition, 100,000 special share purchase warrants were exercised for $12,000 cash.

On October 5, 2004, the TSX Venture Exchange accepted for filing, documentation with respect to a private placement of 2,845,000 warrants at $0.12 (US $0.10) each. Each warrant entitles the holder thereof to acquire one common share at the warrant exercise price of $1.20 (US $1.00) for a one-year period.

Subsequent to September 30, 2004, the Company also issued 2,045,000 common shares and share purchase warrants (exercisable at US $1 per share) to purchase a further 2,045,000 common shares. The 2,045,000 common shares issued represent 15.26% of the currently issued and outstanding common shares of the Company. If the warrants are exercised in full, the 2,045,000 common shares issued, together with the existing 2,045,000 common shares, would total 4,090,000 common shares, representing 26.47% of the outstanding common shares of the issuer, assuming no other common shares had been issued from the date hereof. The 2,045,000 common shares were issued for US $204,500 cash.

Subsequent to September 30, 2004, the Company also issued 1,500,000 common shares and share purchase warrants (exercisable at US $1 per share) to purchase a further 1,500,000 common shares. The 1,500,000 common shares issued represent 11.19% of the currently issued and outstanding common shares of the issuer. If the warrants are exercised in full, the 1,500,000 common shares issued, together with the existing 1,500,000 common shares, would total 3,000,000 common shares representing 20.13% of the outstanding common shares of the issuer, assuming no other common shares had been issued from the date hereof. The 1,500,000 shares were issued for US $80,000 cash.

(e) Debt settlement

Subsequent to September 30, 2004, the Company issued 700,000 units consisting of one common share and one share purchase warrant (exercisable at US $1 per share) pursuant to a share for debt settlement agreement in the amount of $84,000 (US $70,000).

(Canadian Dollars)

8. RELATED PARTY TRANSACTIONS

The Company had the following transactions with related parties:

(a) Management fees of $30,000 (2003 - $60,000) were charged by a company controlled by a director.

(b) The promissory note payable of $12,978 as disclosed in note 6 is payable to a director of the Company.

Amounts due to shareholders and related parties bear no interest and have no stated terms for repayment.

(c) Legal fees include $16,121 charged by a law firm in which a director is a partner.

(d) Salaries of $17,327 (2003 - $16,626) were paid to a party related to an officer of the Company.

9. INCOME TAX LOSSES

The components of the future income tax assets are as follows:

	2004	2003
Future income tax assets		
Non-capital loss carry-forwards	$ 1,378,000	$ 1,401,000
Unused cumulative Canadian exploration expenses	1,128,000	1,128,000
Unused cumulative foreign exploration and development expenses	1,719,000	1,547,000
	4,225,000	4,076,000
Approximate tax rate	38%	38%
	1,605,000	1,548,000
Less: Valuation allowance	(1,605,000)	(1,548,000)
	$ 0	$ 0

The valuation allowance reflects the Company's estimate that the tax assets more likely than not will not be realized.

(Canadian Dollars)

9. **INCOME TAX LOSSES** (Continued)

The Company has operating losses that may be carried forward to apply against future years' income for Canadian income tax purposes. The tax effect has not been recorded in the financial statements. These losses expire as follows:

Available to	2004	2003
2004	$ 0	$ 248,000
2005	338,000	338,000
2006	157,000	157,000
2007	220,000	220,000
2008	155,000	155,000
2009	110,000	110,000
2010	173,000	173,000
2014	225,000	0
	$ 1,378,000	$ 1,401,000

10. **DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP)**

The financial data has been reported using Canadian generally accepted accounting principles which do not differ materially from amounts under US GAAP. The following table outlines the effect on the financial statements had US GAAP been used:

(a) Differences in accounting policies

	2004	2003
Deficit under Canadian GAAP	$ (5,215,082)	$ (4,989,502)
Adjustments		
Deposit on resource properties written-off	0	(33,650)
Deficit under US GAAP	$ (5,215,082)	$ (5,023,152)

(i) Exploration expenditures

Under Canadian GAAP acquisition costs and exploration expenditures are capitalized (note 3(b)). Under US GAAP, exploration costs incurred in locating areas of potential mineralization are expensed as incurred.

(Canadian Dollars)

10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP) (Continued)

(a) Differences in accounting policies (Continued)

(ii) Related party transactions

Under US GAAP amounts advanced from or repaid to noteholders, shareholders and related parties are considered financing activities. The amounts paid to these parties by the Company in the current period totalled $63,448 (2003 – $126,786).

(b) Recent accounting pronouncements

In December 2002, FASB issued SFAS 148, "Accounting for Stock-Based Compensation Transition and Disclosure, an Amendment to SFAS 123". SFAS 148 provides two additional transition methods for entities that adopt the preferable method of accounting for stock-based compensation. Further, the statement requires disclosure of comparable information for all companies regardless of whether, when or how an entity adopts the preferable, fair value method of accounting. These disclosures are now required for interim periods in addition to the traditional annual disclosure. The amendment to SFAS 123, which provides for additional methods, are effective for the periods beginning after December 15, 2002, although earlier application is permitted. The amendments to the disclosure requirements are required for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002.

On April 30, 2003, FASB issued Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. Statement 149 is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to Statement 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features. In addition, Statement 149 clarifies the definition of a derivative by providing guidance on the meaning of initial net investments related to derivatives. Statement 149 is effective for contracts entered into or modified after June 30, 2003. The Company believes the adoption of Statement 149 will not have any effect on its consolidated financial position, results of operations or cash flows.

(Canadian Dollars)

10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP) (Continued)

(b) Recent accounting pronouncements (Continued)

In May 2003, FASB issued SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or asset in some circumstances). These requirements of SFAS No. 150 apply to issuers' classification and measurement of freestanding financial instruments, including those that comprise more than one option or forward contract. SFAS No. 150 does not apply to features that are embedded in a financial instrument that is not a derivative in its entirety. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of non-public entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principal for financial instruments created before the issuance date of SFAS No. 150 and still existing at the beginning of the interim period of adoption. The Company believes the adoption of Statement 150 will not have any effect on its consolidated financial position, results of operation or cash flows.

On December 12, 2004, FASB issued Statement No. 153 "Exchange of Non-monetary Assets an Amendment of APB Opinion No. 24". Statement 153 provides for an amendment to APB Opinion No. 24 "Accounting for Non-Monetary Transactions," which eliminates the exception for non-monetary exchanges of similar productive assets as set out in APB Opinion No. 24 and replaces it with a general exception for exchange of non-monetary assets that do not have commercial substance. This statement is the result of a broader effort by FASB to improve the comparability of cross-border financial reporting. This statement addresses the measurement of exchange of non-monetary assets. It eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, "Accounting for Non-monetary Transactions", and replaces it with an exception for exchanges that do not have commercial substance. This statement specifies that a non-monetary exchange has commercial substance, if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of this Statement shall be effective as of June 15, 2005. The Company believes the adoption of Statement 153 will not have any effect on its consolidated financial position, results of operations and cash flows.

GOLDEN RAVEN RESOURCES LTD.
4005 Gallagher's Terrace
Kelowna, B.C. V1W 3Z8

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Extraordinary General Meeting of the Shareholders of Golden Raven Resources Ltd. (the "Company") will be held in the **Boardroom, Suite 1925 - 700 West Georgia Street, Vancouver, B.C.**, on Monday, February 14, 2005, at the hour of 10:30 a.m. (Vancouver time), for the following purposes:

1. to receive the reports of the directors and the audited financial statements of the Company for the fiscal year ended September 30, 2004 together with the report of the Auditors thereon;
2. to appoint Smythe Ratcliffe, Chartered Accountants, as auditors for the ensuing year at a remuneration to be fixed by the directors;
3. to fix the number of directors at nine and to elect nine directors for the ensuing year;
4. to consider and, if deemed advisable, to pass with or without variation, an ordinary resolution amending the Company's Stock Option Plan as more particularly described in the Information Circular dated January 11, 2005;
5. to consider and, if deemed advisable, to pass with or without variation, a special resolution approving amendments to the Company's Notice of Articles including increasing the number of common shares authorized to be issued by the Company to an unlimited in accordance with the new British Columbia Business Corporations Act as more particularly described in the Information Circular dated January 11, 2005
6. to consider and, if deemed advisable, to pass with or without variation, a special resolution replacing, the existing Articles of the Company with a new set of Articles prepared in accordance with the British Columbia *Business Corporations Act*;
7. to transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

The Board of Directors has fixed January 11, 2005 as the record date for the determination of Shareholders entitled to notice of and to vote at the meeting.

Shareholders are entitled to vote at the meeting either in person or by proxy. Shareholders who are unable to attend the meeting in person are requested to read, complete, sign, date and return the enclosed form of proxy. A proxy will not be valid unless it is deposited at the office of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, ON M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the meeting or any adjournment thereof.

DATED at Vancouver, British Columbia as at this 11th day of January, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

"William S. Mckee"
William S. McKee
President and Director

Golden Raven Resources Ltd.

Information Circular
As at January 11, 2005

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with **the solicitation of proxies by the management of Golden Raven Resources Ltd.** (the "Company") for use at the Annual and Extraordinary General Meeting of the Shareholders of the Company (the "Meeting") to be held on Monday February 14, 2005 at Suite 1925 – 700 West Georgia Street, Vancouver, British Columbia, at 10:30 a.m. (Vancouver time), and for the purposes set forth in the Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may also be solicited personally or by telephone by the directors, officers or employees of the Company. All costs of solicitation by management will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are nominees of the Company's management. **A Shareholder desiring to appoint some other person (who need not be a Shareholder) to represent him or her at the Meeting may do so, either by:**

(a) **striking out the pre-printed names in the accompanying form of proxy and inserting the desired person's name in the blank space provided in the form of proxy; or**

(b) **by completing another proper form of proxy.**

A proxy will not be valid unless the completed dated and signed form of proxy is received by Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, ON M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or any adjournment thereof.

A Shareholder who has given a proxy may revoke it by an instrument in writing executed by the Shareholder or by his attorney authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the office of by Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, ON M5J 2Y1, or to the registered office of the Company, Suite 1525 - 625 Howe Street, Vancouver, British Columbia, V6C 2T6, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting, or if adjourned, any reconvening thereof, or in any manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF PROXIES

If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted on any poll and where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted on any poll in accordance with the specification so made. **If a choice is not so specified, it is intended that the person designated by management in the accompanying**

form of proxy will vote the shares represented by the proxy in favour of each matter identified on *the form of proxy and for the nominees of management for directors and auditor.*

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting, it is the intention of the person designated in the enclosed form of Proxy to vote in accordance with their best judgement on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter, which may be presented to the meeting.

VOTING OF COMMON SHARES

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many Shareholders as a substantial number of Shareholders do not hold their Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to in this Information Circular as "Beneficial Holders") should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If the Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in the Shareholder's name on the records of the Company. Such shares will more likely be registered under the names of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Holder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker's clients. **Therefore, Beneficial Holders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.**

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Holders in advance of Shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Holders in order to ensure that their Common Shares are voted at the relevant Meeting. The purpose of the form of proxy supplied to a Beneficial Holder by its broker (or the agent of the broker) is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Holder. In Canada, the majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). In most cases, ADP mails a scannable voting instruction form in lieu of the form of proxy provided by the company, and asks Beneficial Holders to return the voting instruction form to ADP. Alternatively, Beneficial Holders can either call their toll-free telephone number to vote their shares, or access ADP's dedicated voting web site at www.proxyvotecanada.com to deliver their voting instructions. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. **A Beneficial Holder receiving a voting instruction form from ADP cannot use that form to vote shares directly at the Meeting--the voting instruction form must be returned to ADP or, alternatively, instructions must be received by ADP well in advance of the Meeting in order to have the shares voted.**

Although a Beneficial Holder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker (or agent of the broker), a Beneficial Holder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. Beneficial Holders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As of January 11, 2005, the Company has 13,404,971 issued and outstanding common shares, each common share carrying the right to one vote. Any Shareholder of record at the close of business on January 11, 2005 (the "Record Date") who either personally attends the Meeting or who has completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their common shares voted at the Meeting. To the knowledge of the directors and senior officers of the Company, the following are the only persons beneficially owning, directly or indirectly, common shares carrying more than 10% of the voting rights attached to all common shares of the Company:

Name	Number of Common Shares	Percentage of Issued Common Shares
Steven Van Hauen Jr.	2,045,000	15.3%
Richard B. Walker	1,500,000	11.2%

ELECTION OF DIRECTORS

The Company is in the process of restructuring and reorganizing its affairs. As part of this process te Company plans to expand the knowledge and experience of its Board of Directors by increasing the number of directors from five to nine.

Management proposes that the number of directors for the Company for the ensuing year be fixed at nine (9), subject to such increase as may be permitted by the constating documents of the Company and any statutory provisions.

The persons named in the following table will be presented for election at the meeting as management's nominees for election as directors of the Company and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director will hold office until the next annual general meeting, or their successors are elected or appointed in accordance with the Articles of the Company or the provisions of the *Business Corporations Act* (British Columbia).

The following table sets forth the name of each person proposed to be nominated by management of the Company for election as a director, his principal occupation, business or employment, his current position held with the Company, if any, the period of time for which he has been a director of the Company, and the approximate number of shares of the Company beneficially owned, directly or indirectly, or subject to control or direction, by such person as of January 11, 2005, the date of this Information Circular:

Name, Position, Address and Country of Residence[1]	Principal Occupation	Director Since	Number of Shares[2]
William S. McKee *President/Director* North Vancouver, BC Canada	President North-West Engraving Co. Ltd., 1979 to present; President and Director Golden Raven Resources Ltd. 1990 to present; and President of Megastar Ventures Ltd., 1991 to 1998.	March 19, 1990	847,864
Willam R. Jones[3] *Nominee* Canton, OH, U.S.A.	Independent businessman with interests in Oil and Gas, retail and sports enterprises; President and Founder Ohio Oil and Gas Company, 1969 to 1973; Founder Eastern Petroleum Services, Inc. 1973; Co-Founder and Director Titan Energy, 1979; Co-Founder and Director Cavendish Petroleum, Ltd., 1981; and member of President Regan's Congressional Advisory Board 1981 to 1982.	N/A	Nil
Karl Orellana *Nominee* Cottonwood, UT, U.S.A.	Independent businessman with a background in international finance, marketing and computer technology; Partner North Springs Investments, 1994 to 2005; Partner Cedar Creek Technologies, 1994 to 2000; Chairman and CEO Centre Technologies, 1994 to 1997; Director Amadeus, 1994 to 1997; President and CEO InSuite Development, 1994 to 1997; Director Netcore Capital, 1994 to 1997; President and CEO NetWork Centre, 1993 to 1996; Director PC Quote Inc. (now Hyperfeed Technologies Inc.) 1986 to 1995; Director 4Life Scientific, 1993 to 1995; Director NOVA Manufacturing, 1991 to 1994; Director KIT Services, 1990 to 1993; Corporate Director Novell, Inc., 1983 to 1992; President and CEO Microsource Technologies, 1981 to 1985; Vice-President Sale & Marketing General Data Consultants, 1979 to 1981; Marketing Manager International Business Machines Data Products, 1976 to 1979; and was a member of the Salt Lake City Olympic Council	N/A	Nil
Donald C. Hubbard *Nominee* Charlestown, WV, U.S.A.	Self-employed consultant, oil and gas development and marketing and coal property management, 1989 to present; President and CEO Columbia Natural Resources, Inc. and Columbia Coal Gasification Corporation (both were wholly owned subsidiaries of The Columbia Gas System, Inc.), September 1985 to November 1989; and Senior Vice-President Columbia Gas Transmission Corporation, June 1981 to August 1985	N/A	Nil

Name, Position, Address and Country of Residence[(1)]	Principal Occupation	Director Since	Number of Shares[(2)]
R.S. (Brud) Baker, Jr. *Nominee* OK, U.S.A.	President, CEO and Director Central Service Corporation (a bank holding company); President, CEO and Director Central National Bank and Trust Company of Enid (a subsidiary of Central Service Corporation) 1985 to present.	N/A	Nil
Gregory H. Fulfer *Nominee* Jal, NM, U.S.A.	Owner/President Fulfer Electric LLC, Fulco Oil Services LLC, Fulfer Oil and Cattle Co. LLC and Driftwood Oil LLC., 1995 to present.	N/A	Nil
William W. Moss[(3)] *Director* Birmingham, AL U.S.A.	Professional Engineer and Businessman; President of Moss Enterprises Inc. from 1975 to the present; Vice-President of Richardson Surveying and Engineering Inc. from 1990 to the Present.	March 28, 2003[(4)]	133,857
Herbert G. Adcox *Director* Chattanooga, TN U.S.A.	Independent businessman with interests in television production, radio broadcasting, and mortgage lending; President, Herb Adcox Chevrolet from 1953 to the Present; Director First Volunteer Bank; and Director Houston Super Speedway	March 28, 2003[(5)]	174,800
Trent D. Moore[(3)] *Director* Big Valley, Alberta Canada	President, Infinite '99 Ltd., June, 1999 to present. Operations Manager, Concrete Environmental Solutions from October 1998 to March 1999. President, Claymore Oilfield Services, from October 1990 to October 1998.	October 18, 2002	721,500

Notes:

1. The information as to country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.
2. The information as to common shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.
3. Denotes proposed member of the Company's Audit Committee.
4. Mr. Moss previously served as a director from March 18, 1997 to October 23, 2002.
5. Mr. Adcox previously served as a director from January 21, 1998 to October 23, 2002.

All of the nominees are ordinarily resident in Canada except for William R. Jones, Karl Orellana, Donald C. Hubbard, R.S. Baker, Jr., Gregory H. Fulfer, William Moss, and Herbert Adcox. The *Company Act* of British Columbia required that the majority of the Board of Directors be residents of Canada. Effective March 29, 2004 the *Company Act* is to be repealed and replaced by the *Business Corporations Act* of British Columbia. The Company is seeking approval of the transition of the Company to the *Business Corporation Act* at the Meeting including various amendments to its articles pursuant to the transition (see "Transition to the British Columbia Business Corporations Act" below). If approved there will be no Canadian residency requirements for its board of directors.

The Company does not have an executive committee.

STATEMENT OF EXECUTIVE COMPENSATION

Summary Compensation Table

The following table, presented in accordance with applicable securities laws, sets forth all annual and long-term compensation for services in all capacities to the Company and its subsidiaries for the fiscal year ended September 30, 2004 paid to the individuals who served as Chief Executive Officer and Chief Financial Officer of the Company during the financial year ended September 30, 2004 and the other executive officers of the Company whose total salary and bonus was $150,000 or more for the financial year ended September 30, 2004 (collectively, the "Named Executive Officers"). During the financial year ended September 30, 2004, the Company had one Named Executive Officer, namely William S. McKee, President.

Summary Compensation Table

		Annual Compensation				Long Term Compensation		
						Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus (%)	Other Annual Payments ($)	All Other Compen-sation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
William S. McKee *President*	2004 2003 2002	Nil Nil Nil	Nil Nil Nil	30,000[(1)] 60,000[(2)] 60,000[(3)]	Nil Nil Nil	Nil 100,000 Nil	Nil Nil Nil	Nil Nil Nil

Notes:

(1) This fee represents management fees received during the financial year ended September 30, 2004. $30,000 of this amount remains outstanding as of the financial year end.

(2) This fee represents management fees received during the financial year ended September 30, 2003. $60,000 of this amount remains outstanding as of the financial year end.

(3) This fee represents management fees received during the financial year ended September 30, 2002. $60,000 of this amount remains outstanding as of the financial year end.

Long-term Incentive Plan

The Company does not have any long-term incentive plans.

Options

There were no stock options granted to Named Executive Officers of the Company during the fiscal year ended September 30, 2004.

The following table sets forth details of all the incentive stock options, both exercised and unexercised, for the Named Executive Officer of the Company during the fiscal year ended September 30, 2004.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-end Option / SAR Values				
Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable / Unexercisable	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable / Unexercisable[2]
William McKee	60,000[1]	975[1]	0/0	Nil

Note:

1 Aggregate Value Realized was calculated using the closing price of the common shares on February 9, 2004 of $0.10 less the exercise price of $0.11 for the exercise of 45,000 options and the closing price on February 26, 2004 of $0.205 of less the exercise price of $0.11 for the exercise of 15,000 options.

There is no pension, stock option or other plan pursuant to which cash or non-cash compensation was paid or distributed to the Named Executive Officer of the Company during the financial year ended September 30, 2004.

Stock Option Plan

The Company adopted a Stock Option Plan dated May 8, 2000 (the "Plan") and subsequently amended it on October 23, 2002, pursuant to which directors, senior officers, employees, or part-time employees of the Company or any subsidiary of the Company, or independent consultants providing services to the Company (other than consultants providing investor relations services) or employees of a corporation providing management services to the Company may be granted options to purchase common shares in the capital of the Company and thereby share in the future growth and success of the Company. The purpose of the Plan is to attract and retain persons who are or will be responsible for the management, growth and success of the Company. The Company reserved a total of 1,617,194 common shares for issuance pursuant to options under the Plan. On October 23, 2003, the Company granted a total of 1,600,000 options to directors, officers and employees of the Company. 1,050,000 of these have expired and are available to be granted under the Plan and 550,000 were exercised. As of the date hereof there are 1,067,194 common shares reserved for issuance under the Plan equal to 7.96% of the currently issued and outstanding shares of the Company. There are currently no options granted and outstanding.

Management is seeking shareholder approval of an amendment to the Plan setting the number of shares reserved at any time for issuance on the exercise of stock options to a maximum of 10% of the issued and outstanding shares of the Company outstanding from time to time. See "Particulars of Other Matters to be Acted Upon - Stock Option Plan".

Effective on October 14, 2003 the Company's listing was transferred to the NEX, the board of the TSX Venture Exchange (the "Exchange") for companies that have not maintained the minimum maintenance requirements for listing on Tier 2 of Exchange. Pursuant to NEX policies the maximum number of options that may be reserved for issuance or issued in any 12 month period is limited to 10% of the issued and outstanding securities of the Company. In cases such as of the Company's, where upon transfer to the NEX the Company had a stock option plan that reserved options in excess of this 10% limit, the grant and exercise of options are limited to 10% of the issued and outstanding securities of the Company in any 12 month period, and no additional reservations or issuance of stock options may be made in excess of the required limits.

The Plan is administered by the Board of Directors, or by a committee established by the Board of Directors for such purpose, which is authorized to determine whether and when options are to be granted, to which eligible person options are to be granted, how many options are to be granted, and all other terms and conditions applicable to each option.

Under the Plan, the exercise price of an option shall not be less than the Discounted Market Price of the Company's shares as set out in the policies of the TSX Venture Exchange (the "Exchange"). The terms for which options are exercisable may vary, but may not exceed five years from the date of the grant. Options granted under the Plan are subject to a vesting schedule. Options are not assignable and will terminate 90 days after an optionee ceases to be an eligible person to receive options under the Plan. The Plan does not provide for financial assistance to optionees in respect of the exercise of options and the option price is payable in full at the time the option is exercised. At any time, the total number of shares reserved for issuance to any one person pursuant to options may not exceed 10% of the issued and outstanding share capital of the Corporation.

Management Agreements

The Company has an agreement with William McKee whereby management fees totaling $2,500 per month are paid to two companies controlled by Mr. McKee. During the financial year ended September 30, 2004 a total of $30,000 of management fees accrued, of which $30,000 remains outstanding as at the financial year end of September 30, 2004. In the event that the Company graduates to Tier 2 or Tier 1 of the TSX Venture Exchange the management fees payable to Mr. Mckee will be increased to $5,000 per month.

Compensation Paid to Directors

During the financial year ended September 30, 2004 legal fees of $24,254 were paid or were payable to a law firm of which a director of the Company is a principal. No other compensation was paid to directors of the Company during the financial year ended September 30, 2004 except as otherwise disclosed herein.

Stock Options

No stock options were granted to Directors who were not Named Executive Officers of the Company during the fiscal year ended September 30, 2004.

The following table sets forth details of all the incentive stock options, both exercised and unexercised, for directors who are not Named Executive Officer of the Company during the fiscal year ended September 30, 2003.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-end Option / SAR Values				
Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable / Unexercisable	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable / Unexercisable[1]
Abdul Rahman Al-Tukhaifi[2]	Nil	N/A	0/0	Nil/Nil
Trent Moore	Nil	N/A	100,000/0	2,000/Nil
Craig D. Thomas	22,500	2,138[3]	7,500/0	150/Nil
William W. Moss	Nil	N/A	125,000/0	2,500/Nil
Herbert G. Adcox	125,000	11,875	0/0	Nil/Nil

Note:

1 Value of Unexercised in the Money Options was calculated using the closing price of the common shares on September 28, 2004 of $0.13 less the exercise price of $0.11.

2 On February 23, 2004 Abdul Rahman Al-Tukhaifi resigned as a director of the Company and all his options were surrendered and cancelled.

3 Aggregate Value Realized was calculated using the last closing price of the common shares prior to March 15, 2004 of $0.205 on February 26, 2004 less the exercise price of $0.11.

4 Aggregate Value Realized was calculated using the last closing price of the common shares prior to March 18, 2004 and August 13, 2004 of $0.205 on February 26, 2004 less the exercise price of $0.11.

Other than as disclosed elsewhere herein, the Company has not granted any other compensation benefits whatsoever.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No current or former officer or director or any of their respective associates is indebted to the Company or any of its subsidiaries. Neither the Company nor any of its subsidiaries has guaranteed or has entered into any support agreement or similar arrangement in respect of any indebtedness of any current or former director or officer of the Company or any of their respective associates.

AUDIT COMMITTEE DISCLOSURE

The Charter of the Company's Audit Committee and the other information required to be disclosed by form 52-110F2 is attached to this Information Circular as Schedule "A".

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as disclosed elsewhere herein, since the commencement of the Company's last completed financial year, no insider of the Company, or proposed nominee for election as a director of the Company, or any associate or affiliate of such insider or proposed nominee has been materially interested in any transaction of the Company, nor is any such person interested in any proposed transaction which has materially affected or would materially affect the Company other than:

1. Steve Van Hauen Jr., the Chief Financial Officer and holder of greater than 10% of the outstanding common shares of the Company who purchased 2,045,000 units (each a "Unit") at a price of US$0.10 in a private placement that closed on December 2, 2004. Each Unit consisted of one common share of the Company and one share purchase warrant entitling the holder thereof to purchase an additional common share for a period of one year at a price of US$1.00. Mr. Van Hauen Jr. became the Chief Financial Officer on January 4, 2005.

2. Richard B. Walker, lawyer for the Company's subsidiary and holder of greater than 10% of the outstanding common shares of the Company who purchased 800,000 Units at a price of US$0.10 in a private placement that closed on December 2, 2004 and acquired an additional 700,000 Units in settlement of US$70,000 of debt owed to him by the Company in respect of professional services rendered in respect of the due diligence of a proposed reverse takeover transaction.

INTEREST OF MANAGEMENT AND OTHERS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no director or senior officer of the Company or associate of the foregoing has any substantial interest, direct or indirect by way of beneficial ownership of shares or otherwise, in matters to be acted upon at this Meeting, except for any interest arising from the ownership of shares of the Company where the Shareholder will receive no extra or special benefit or advantage not shared on a pro-rata basis by all holders of shares in the capital of the Company.

APPOINTMENT OF AUDITOR

The management of the Company proposes to nominate Smythe Ratcliffe, Chartered Accountants, as auditors of the Company to hold office until the next Annual Meeting of Shareholders, at a remuneration to be fixed by the directors.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

It is not known that any other matters will come before the Meeting other than as set forth above and in the Notice of Meeting, but if such should occur the persons named in the accompanying form of proxy intend to vote on them in accordance with their best judgment exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment thereof.

Stock Option Plan

The Company adopted a Stock Option Plan dated May 8, 2000 (the "Plan") and subsequently amended it on October 23, 2002, pursuant to which directors, senior officers, employees, or part-time employees of the Company or any subsidiary of the Company, or independent consultants providing services to the Company (other than consultants providing investor relations services) or employees of a corporation providing management services to the Company may be granted options to purchase common shares in the capital of the Company and thereby share in the future growth and success of the Company. The purpose of the Plan is to attract and retain persons who are or will be responsible for the management, growth and success of the Company. The Company reserved a total of 1,617,194 common shares for issuance pursuant to options under the Plan of which a total of 550,000 common shares have been issued. As of the date hereof there are 1,067,194 common shares reserved for issuance under the Plan equal to 7.9% of the currently issued and outstanding shares of the Company. There are currently no options granted and outstanding.

Effective on October 14, 2003 the Company's listing was transferred to the NEX, the board of the TSX Venture Exchange (the "Exchange") for companies that have not maintained the minimum maintenance requirements for listing on Tier 2 of Exchange. Pursuant to NEX policies the maximum number of options that may be reserved for issuance or issued in any 12 month period is limited to 10% of the issued and outstanding securities of the Company.

The Company is proposing an amendment to the Plan whereby a maximum of 10% of the issued and outstanding shares of the Company are to be reserved at any time for issuance on the exercise of stock options. As the number of shares reserved for issuance under the Plan increases with the issue of additional shares of the Company, the amended Plan is considered to be a "rolling" stock option plan.

The following information is intended as a brief description of the Plan and is qualified in its entirety by the full text of the Plan which is available for review by any Shareholder at the offices of the Company's solicitors, Thomas, Rondeau until January 28, 2005 at Suite 1525 - 625 Howe St., Vancouver, British Columbia, and thereafter until the day preceding the Meeting at Suite 1925 - 700 West Georgia Street, Vancouver, British Columbia and will be available for Shareholders at the Meeting:

1. The exercise price of stock options granted under the Plan will be set by the Board of Directors in its sole discretion, at the time of grant and will not be less than the closing price of the Company's shares traded through the facilities of the TSX Venture Exchange (the "Exchange") on the date prior to the date of grant, less allowable discounts, in accordance with the policies of the Exchange or, if the shares are no longer listed for trading on the Exchange, then such other exchange or quotation system on which the shares are listed or quoted for trading.

2. Upon expiry of an option, or in the event an option is otherwise terminated for any reason, without having been exercised in full, the number of shares in respect of the expired or terminated option shall again be available for the purpose of the Plan. Any stock option outstanding when the Plan is terminated will remain in effect until it is exercised or it expires.

3. All options granted under the Plan may not have an expiry date exceeding five years from the date on which the Board of Directors grant and announce the granting of the option.

4. Options to acquire no more than 5% of the issued shares of the Company may be granted to any one individual in any 12 month period.

5. Options to acquire no more than 2% of the issued shares of the Company may be granted to any one consultant (as defined in Exchange policy 4.4) in any 12 month period.

6. Options to acquire no more than an aggregate of 2% of the issued shares of the Company may be granted to an employee conducting Investor Relations Activities (as defined in Exchange Policy 1.1), in any 12 month period.

7. If the option holder ceases to be a director, officer, employee or other service providers of the Company (other then by reason of death), as the case may be, then the option granted must expire within 90 days following the date that the option holder ceases to be a director, officer, employee or service provider of the Company, subject to the terms and conditions set out in the Plan.

8. Options held by an option holder who is engaged in Investor Relations Activities must expire within 30 days after the option holder ceases to be employed by the Company to provide Investor Relations Activities subject to the terms and conditions set out in the Plan.

9. Notwithstanding items 7 and 8, an optionee's heirs or administrators shall have until the earlier of:

   (a) one year from the death of the optionee in which to exercise any portion of options outstanding at the time of death of the optionee; and

   (b) the expiry date of the options.

10. Stock options granted to directors, senior officers, employees or consultants will vest when granted unless determined by the Board on a case by case basis, other than options granted to consultants performing Investor Relations Activities, which will vest in stages over 12 months with no more than one quarter of the options vesting in any three month period.

11. The Plan will be administered by the Board of Directors of the Company, or by a committee established by the Board of Directors for such purpose, who will have the full authority and sole discretion to grant options under the Plan to any eligible party, including themselves.

12. The options shall not be assignable or transferable by an optionee.

13. The Board of Directors may from time to time, subject to regulatory approval, amend or revise the terms of the Plan.

The Plan provides that other terms and conditions may be attached to a particular stock option at the discretion of the Board.

The Exchange requires that "rolling" stock option plans receive shareholder approval at a company's annual meeting of Shareholders.

Accordingly, Shareholders of the Corporation will be asked at the Meeting to consider and if thought fit pass as ordinary resolutions, the text of which will be in substantially the form as follows:

"**BE IT RESOLVED**, as ordinary resolutions that:

1. the Company approve the amended Stock Option Plan (the "Plan") as set forth in the Information Circular dated January 11, 2005 including the reserving for issuance under the Plan at any time of a maximum of 10% of the issued shares of the Corporation; and

2. the Board of Directors of the Corporation be authorized in their absolute discretion to establish the Plan and administer the Plan in accordance with its terms and conditions."

Transition to the British Columbia Business Corporations Act

Alteration of Notice of Articles and Articles

The *British Columbia Business Corporations Act* (the "New Act"), which replaced the British Columbia *Company Act* (the "Former Act"), came into force on March 29, 2004. The New Act adopts many provisions similar to those contained in corporate legislation elsewhere in Canada. The New Act also uses new forms and terminology.

The Company is a "Pre-Existing Company" under the New Act (that is, a company in existence at the time the New Act came into force). As such, the Company must do a transition rollover as the Company is proposing to alter its Memorandum (in order to alter its capital) and its Articles.

The Company, by approval of the Board of Directors, will take steps to bring its charter documents into conformity with the New Act and to that end will file its Notice of Articles, which replaces the Company's "Memorandum", with the Registrar of Companies (British Columbia). The Notice of Articles contains basic information of the Company including, the corporate name, the particulars of the directors and the authorized capital of the Company. This is the first step under the mandatory transition to the New Act.

Deletion of Pre-Existing Company Provisions and Proposed Alteration of Authorized Capital

The regulations under the New Act effectively added certain provisions, called "Pre-Existing Company Provisions" or "PCPs", to every company's Notice of Articles. The PCPs provide that the number of votes required to pass a special resolution (formerly also referred to as a special resolution under the Former Act) or a special separate resolution is at least three-quarters of the votes cast by shareholders present in person or by proxy at the meeting. This is the majority that was required under the Former Act. The New Act allows a special resolution to be passed by at least two-thirds of the votes cast by shareholders present in person or by proxy at the meeting. The Company proposes to amend its Notice of Articles to delete the PCPs so that the provisions of the New Act permitting a two-thirds majority will apply to the Company.

If Shareholders approve this resolution, special resolutions will require a two-thirds majority vote, instead of a three-quarters majority vote. Management believes that this will provide the Company with greater flexibility for future corporate activities and is consistent with companies in other jurisdictions.

Additionally, as now permitted by the New Act, the Company proposes an amendment to its Notice of Articles to increase the Company's authorized capital from 100,000,000 common shares to an unlimited number of common shares without par value. The Company's authorized capital also includes 100,000,000 preference shares with a par value of $1.00 which will not be increased. After taking effect of the proposed resolution the authorized capital of the Company will consist of 100,000,000 common shares without par value of which 13,404,971 are issued and outstanding and 100,000,000 preference shares with a par value of $1.00 each of which none are issued and outstanding.

Management believes that having authorized capital that includes an unlimited number of common shares provides the Company with greater flexibility for future corporate activities. This resolution must be passed by not less than three-quarters of the cast by the Shareholders present in person or by proxy at the Meeting.

Accordingly, shareholders shall be asked to approve the following special resolution:

"**BE IT RESOLVED**, as a special resolution, that:

1. the Notice of Articles, once filed, be altered to:
   (a) remove the application of the "Pre-Existing Company Provisions"; and
   (b) change the authorized capital to:
      (i) an unlimited number of common shares without par value; and
      (ii) 100,000,000 preference shares with a par value of $1.00 each;
2. once this resolution has been adopted and deposited at the Company's records office, that a Notice of Alteration of the Notice of Articles be filed with the Registrar of Companies; and
3. any one officer or director of the Company be and is hereby authorized to execute and deliver all documents and do all things as in the opinion of the Board of Directors is necessary or desirable to implement this special resolution, including any filings with the Registrar of Companies (British Columbia), that may be necessary to effect the amendment, the Board of Directors may make modifications hereto in accordance with the policies of the TSX Venture Exchange and the Board of Directors of the Company, may in their sole discretion and without further approval from the shareholders, revoke this special resolution or postpone the implementation of this special resolution."

This amendment to the Notice of Articles shall take effect immediately on the date and time the Notice of Alteration of the Notice of Articles is filed with the Registrar of Companies (British Columbia).

Adoption of New Articles

As a further step of the transition under the New Act, the Company is seeking shareholder approval of certain amendments to its Notice of Articles (the "Altered Notice of Articles") and approval of a new form of Articles (the "New Articles") to update its charter documents with respect to the New Act and incorporate certain new provisions of the New Act. The Board of Directors recommend amending the Company's Notice of Articles and adopting the New Articles thereby enabling the Company to be more efficient, flexible and cost-effective and also rendering the Company's charter documents into consistency with charter documents of companies in other jurisdictions.

The following is a summary of certain key provisions contained in the New Articles that represent a change from the existing Articles:

1. ***Location of Shareholder Meeting:*** if approved by Director's resolution, general meetings of Shareholders can be held at locations outside of British Columbia;
2. ***Time of Shareholder Meeting:*** general meetings of Shareholders are required to be held each calendar year and not more than fifteen months (rather than thirteen months as was previously the case) after the holding of the last preceding annual general meeting;
3. ***Shareholder Resolutions at Meetings:*** the requisite majority to pass a special resolution at a meeting of Shareholders is decreased from a 3/4 majority to a 2/3 majority;

4. ***Redemption and Repurchase:*** any offer by the Company to purchase or redeem its own shares does not have to be made pro rata to all the Shareholders;

5. ***Resolutions Required to Effect Capital Alterations:*** changes to the Company's capital structure may be effected by ordinary resolution including, but not limited to, the following: creation or cancellation of one or more classes or series of shares, creation or removal of special rights and restrictions attaching to any class or series of shares, changing the authorized capital, consolidating or subdividing all or any of its issued or unissued shares, and other alterations to the share capital and authorized capital where permitted under the New Act;

6. ***Change of Name:*** the name of the Company can be changed by ordinary resolution or resolution of the Directors; and

7. ***Director Indemnification:*** the New Articles reflect the New Act provisions with respect to the indemnification of Directors and officers and other eligible persons. These include the removal of court approval of any agreement to indemnify a Director or officer in most cases, as well as mandatory indemnification in certain eligible cases.

The full text of the proposed Articles will be presented to the Shareholders at the Meeting. Copies of the Altered Notice of Articles and the New Articles are also available for viewing at the offices of the Company's solicitors, Thomas, Rondeau until January 28, 2005 at Suite 1525 - 625 Howe St., Vancouver, British Columbia, and thereafter until the day preceding the Meeting at Suite 1925 - 700 West Georgia Street, Vancouver, British Columbia.

The resolution approving the New Articles must be passed by not less than three-quarters of the votes cast by the Shareholders present in person or by proxy at the Meeting. The major changes from the existing Articles reflect the deletion of the Pre-Existing Company Provisions and provide greater consistency with the New Act.

The New Articles shall have effect immediately on the date and time the New Articles are deposited for filing in the Company's records office.

Accordingly, shareholders shall be asked to approve the following special resolution:

"**BE IT RESOLVED**, as a special resolution, that:

1. the Articles of the Company be altered by deleting and canceling its existing Articles and creating and adopting articles which contain updated provisions based on the *Business Corporations Act* (British Columbia);

2. any one officer or director of the Company be and is hereby authorized to execute and deliver all documents and do all things as in the opinion of the Board of Directors is necessary or desirable to implement this special resolution, including any filings with the Registrar of Companies (British Columbia), that may be necessary to effect the amendment, the Board of Directors may make modifications hereto in accordance with the policies of the TSX Venture Exchange and the Board of Directors of the Company, may in their sole discretion and without further approval from the shareholders, revoke this special resolution or postpone the implementation of this special resolution."

BOARD APPROVAL

The contents of this Information Circular have been approved and its mailing has been authorized by the directors of the Company.

DATED at Vancouver, British Columbia, as at this 11th day of January, 2005.

BY ORDER OF THE
BOARD OF DIRECTORS

"William S. McKee"
William S. McKee
President and C.E.O.

SCHEDULE "A"

AUDIT COMMITTEE DISCLOSURE (FORM 52-110F2)

ITEM 1: AUDIT COMMITTEE CHARTER

MANDATE

The primary function of the audit committee (the "Committee") of Golden Raven Resources Ltd. (the "Company") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Corporation to regulatory authorities and shareholders, the Corporation's systems of internal controls regarding finance and accounting and the Corporation's auditing, accounting and financial reporting processes. The Committee's primary duties and responsibilities are to:

- Serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements.
- Review and appraise the performance of the Company's external auditors (the "Auditor").
- Provide an open avenue of communication among the Company's auditors, management and the Board of Directors.

COMPOSITION, PROCEDURES AND ORGANIZATION

The Committee shall consist of at least three members. Each member must be a director of the Company. A majority of the members of the Committee shall not be officers or employees of the Company or of an affiliate of the Company. At least one (1) member of the Committee shall be financially literate. All members of the Committee who are not financially literate will work towards becoming financially literate to obtain working familiarity with basic finance and accounting practices. For the purposes of this Charter, the term "financially literate" means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements.

The members of the Committee shall be appointed by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership. The Chair shall be financially literate.

The Board of Directors may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

MEETINGS OF THE COMMITTEE

Meetings of the Committee shall be scheduled to take place at regular intervals and, in any event, not less frequently than quarterly. Unless all members are present and waive notice, or those absent waive notice before or after a meeting, the Chairman will give the Committee members 24 hours' advance notice of each meeting and the matters to be discussed at such meeting. Notice may be given personally, by telephone, by facsimile or e-mail.

The Auditor shall be given reasonable notice of, and be entitled to attend and speak at, each meeting of the Committee concerning the Company's annual financial statements and, if the Committee determines it to be necessary or appropriate, at any other meeting. On request by the Auditor, the Chair shall call a meeting of the Committee to consider any matter that the Auditor believes should be brought to the attention of the Committee, the Board of Directors or the shareholders of the Company.

At each meeting of the Committee, a quorum shall consist of a majority of members that are not officers or employees of the Company or of an affiliate of the Company. A member may participate in a meeting of the Committee in person or by telephone if all members participating in the meeting, whether in person or by telephone or other communications medium other than telephone are able to communicate with each other and if all members who wish to participate in the meeting agree to such participation.

The Committee may periodically meet separately with each of management and the Auditor to discuss any matters that the Committee or any of these groups believes would be appropriate to discuss privately. In addition, the Committee should meet with the Auditor and management annually to review the Company's financial statements.

The Committee may invite to its meetings any director, any manager of the Company, and any other person whom it deems appropriate to consult in order to carry out its responsibilities.

RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties, the Committee shall:

(a) Review the Company's financial statements, including any certification, report, opinion, or review rendered by the Auditor, MD&A and any annual and interim earnings press releases before the Company publicly discloses such information.

(b) Review and satisfy itself that adequate procedures are in place and review the Company's public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph, and periodically assess the adequacy of those procedures.

(c) Be directly responsible for overseeing the work by the Auditor (including resolution of disagreements between management and the Auditor regarding financial reporting) engaged for the purpose of preparing or issuing an audit report or performing other audit review services for the Company.

(d) Require the Auditor to report directly to the Committee.

(e) Review annually the performance of the Auditor who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

(f) Review and discuss with the Auditor any disclosed relationships or services that may impact the objectivity and independence of the Auditor.

(g) Take, or recommend that the Board of Directors take, appropriate action to oversee the independence of the Auditor.

(h) Recommend to the Board of Directors the external auditor to be nominated at the annual general meeting for appointment ad the Auditor for the ensuing year and the compensation for the Auditors, or, if applicable, the replacement of the Auditor.

(i) Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the Auditor and former independent external auditors of the Company.

(j) Review with management and the Auditor the audit plan for the annual financial statements.

(k) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services provided by the Auditor. The pre-approval requirement is waived with respect to the provision of non-audit services if:

(i) the aggregate amount of all such non-audit services that were not pre-approved is reasonably expected to constitute not more than 5% of the total amount of fees paid by the Company and its subsidiary entities to the Auditor during the fiscal year in which the non-audit services are provided;

(ii) such services were not recognized by the Company at the time of the engagement to be non-audit services; and

(iii) such services are promptly brought to the attention of the Committee and approved, prior to the completion of the audit, by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee.

The Committee may delegate to one or more independent members of the Committee the authority to pre-approve non-audit services in satisfaction of the pre-approval requirement set forth in this section provided the pre-approval of non-audit services by any member to whom authority has been delegated must be presented to the Committee at its first scheduled meeting following such pre-approval.

(l) In consultation with the Auditor, review with management the integrity of the Company's financial reporting process, both internal and external.

(m) Consider the Auditor's judgements about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

(n) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the Auditor and management.

(o) Review significant judgements made by management in the preparation of the financial statements and the view of the Auditor as to the appropriateness of such judgements.

(p) Following completion of the annual audit, review separately with management and the Auditor any significant difficulties encountered during the course of the audit, including any restrictions on the scope of the work or access to required information.

(q) Review any significant disagreement among management and the Auditor in connection with the preparation of the financial statements.

(r) Review with the Auditor and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(s) Discuss with the Auditor the Auditor's perception of the Company's financial and accounting personnel, any material recommendations which the Auditor may have, the level of co-operation which the Auditor received during the course of their review and the adequacy of their access to records, data or other requested information.

(t) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(u) Establish procedures for:

(i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

(v) Perform such other duties as may be assigned to it by the Board of Directors from time to time or as may be required by applicable regulatory authorities or legislation.

(w) Report regularly and on a timely basis to the Board of Directors on the matters coming before the Committee.

(x) Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board of Directors for approval.

AUTHORITY

The Committee is authorized to:

- to seek any information it requires from any employee of the Company in order to perform its duties;
- to engage, at the Company's expense, independent legal counsel or other professional advisors in any matter within the scope of the role and duties of the Committee under this Charter;
- to set and pay compensation for any advisors engaged by the Committee; and
- to communicate directly with the internal and external auditors of the Company.

This Charter supersedes and replaces all prior charters and other terms of reference pertaining to the Committee.

ITEM 2: COMPOSITION OF THE AUDIT COMMITTEE

The current members of the audit committee (the "Committee") are William S.Mckee, Craig D. Thomas, and Trent Moore. All of the members of the Committee are considered "independent" other than William S. Mckee and all are "financially literate", as those terms are defined in Multilateral Instrument 52-110 (the "Instrument") of the Canadian Securities Administrators.

ITEM 3: AUDIT COMMITTEE OVERSIGHT

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Company's Board of Directors.

ITEM 4: RELIANCE ON CERTAIN EXEMPTIONS

Since the effective date of the Instrument, the Company has not relied on the exemptions contained in sections 2.4 or 8 of the Instrument. Section 2.4 provides an exemption from the requirement that an audit committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of the Instrument, in whole or in part.

ITEM 5: PRE-APPROVAL OF POLICIES AND PROCEDURES

Formal policies and procedures for the engagement of non-audit services have not been formulated or adopted by the Committee. Subject to the requirements of the Instrument, the engagement of non-audit services is considered by the Company's Board of Directors, and where applicable by the Committee, on a case by case basis.

ITEM 6: EXTERNAL AUDITOR SERVICE FEES (BY CATEGORY)

The aggregate fees charged to the Company by the external auditor in each of the last two fiscal years is as follows:

	2003	2004
Audit fees for the years ended	4,000	7,500
Audit related fees	--	3,400
Tax fees	*	
All other fees (non-tax)	4,100	
TOTAL FEES	8,100	10,900

* - Tax fee is included in the year end audit fee.

ITEM 7: EXEMPTION

In respect of the most recently completed financial year, the Company is relying on the exemption set out in section 6.1 of the Instrument with respect to compliance with the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of the Instrument.